EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA,

domiciled in Arizona

STANDARD SEGMENT OPTION RIDER

FOR

BITCOIN SEGMENT(S)

This Rider is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider that are applicable to Bitcoin Segment(s) which are introduced below. In this Rider, “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America, “you” and “your” mean the Owner and “Rider” means this Rider.

RIDER SPECIFICATIONS

Rider Effective Date: [The Contract Date as shown in your Data Pages.]

Fee(s) Applicable to Segment Rate of Return: [Contract Fee].

•	Other fees may apply to your Contract.

•	See the Rider Charge section for information regarding charges associated with this Rider.

Maximum Bitcoin Allocation: [25%].

•	See additional details in the Allocation Restrictions section below.

Rider Restrictions Applicable to Bitcoin Segment(s): [Greater of Roll-Up or Highest Anniversary Value Guaranteed Minimum Death Benefit Rider]

The following definition is added to your Contract:

“Bitcoin Segment(s)” means the Standard Segment(s) that includes the term “Bitcoin” in the name of the Segment. The Bitcoin Segments currently available on the Contract Date are shown in your Data Pages.

The following is added to the definition of Index:

INDEX

For purposes of this Contract, an Exchange Traded Fund (“ETF”) is considered an Index.

The following is added to the definition of Segment Rate of Return:

SEGMENT RATE OF RETURN

For Bitcoin Segment(s), your Segment Rate of Return on Segment Maturity Date is determined as follows:

If the Index Performance Rate:	Then the Segment Rate of Return will be:
When multiplied by the Participation Rate is greater than the Performance Cap Rate	Equal to the Performance Cap Rate, minus any applicable cumulative fee(s) shown in the Rider Specifications

When multiplied by the Participation Rate is positive and less than or equal to the Performance Cap Rate	Equal to the Index Performance Rate multiplied by the Participation Rate, minus any applicable cumulative fee(s) shown in the Rider Specifications

Is between zero and the Segment Buffer, inclusive of both	Equal to 0%, minus any applicable cumulative fee(s) shown in the Rider Specifications

Is more negative than the Segment Buffer	Negative to the extent the percentage decline exceeds the Segment Buffer, minus any applicable cumulative fee(s) shown in the Rider Specifications

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The following is added to the Segment Interim Value section:

SEGMENT INTERIM VALUE

For Bitcoin Segment(s), at the time the Segment Interim Value is determined, the Fair Value of Hypothetical Derivatives is calculated using an option pricing model for valuing three different hypothetical options: (1) buying an At-the-Money Call Option, (2) selling an Out-of-the-Money Call Option, and (3) selling an Out-of-the-Money Put Option.

“At-the-Money Call Option” gives the right to buy the relevant Index equal to the Segment Investment multiplied by the Participation Rate on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date.

“Out-of-the-Money Call Option” gives the right to buy the relevant Index equal to the Segment Investment multiplied by the Participation Rate on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date increased by (the Performance Cap Rate divided by the Participation Rate).

“Out-of-the-Money Put Option” gives the right to sell the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date decreased by the Segment Buffer.

INVESTMENT ALLOCATION AND AVAILABILITY RESTRICTIONS

Allocation Restrictions

The Maximum Bitcoin Allocation shown in the Rider Specifications applies as of the Contract Date. We have the right, subject to applicable law and approval, to change the Maximum Bitcoin Allocation with respect to Contributions, transfers, and allocations of Segment Maturity Value made after the effective date of such change. Any such change will not affect amounts allocated to Bitcoin Segment(s) prior to the effective date of the change. We will provide advance notice of any such change.

The Maximum Bitcoin Allocation shown in the Rider Specifications is the maximum amount that may be allocated to the Bitcoin Segment(s). The Maximum Bitcoin Allocation does not apply when your instructions for allocation of the Segment Maturity Value are to roll over to a new Segment of the same Bitcoin Segment Type. At all times, except in the case of such a rollover:

(1) the portion of each Contribution allocated to a Bitcoin Segment is limited to the Maximum Bitcoin Allocation as applied to the total amount of that Contribution; and

(2) for any transfer to a Bitcoin Segment, the sum of all amounts in the Bitcoin Segments following the transfer may not exceed the Maximum Bitcoin Allocation as applied to the Annuity Account Value. For purposes of this calculation, we will generally use your Annuity Account Value as of the Business Day prior to the transfer request but in certain circumstances we may use a different Business Day in accordance with our administrative procedures.

If upon any Segment Maturity Date, you elect to allocate your Segment Maturity Value in accordance with your instructions on file, the Maximum Bitcoin Allocation will apply. Accordingly, any portion of the Segment Maturity Value that you elect to allocate to a Bitcoin Segment but that is in excess of the Maximum Bitcoin Allocation as applied to your Annuity Account Value, will instead be allocated to the default Investment Option shown in your Data Pages. Any remaining portion that you elect to allocate to a Bitcoin Segment(s) and is not in excess will be allocated pro rata among your selected Bitcoin Segment(s) based on their respective allocation percent on file for new contributions, if applicable.

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Availability Restrictions

The Bitcoin Segment(s) is not available when any Rider identified in the “Rider Restrictions Applicable to Bitcoin Segment(s)” in the Rider Specifications section above is in effect. While any such Rider is in effect, no Contributions or transfers may be allocated to any Bitcoin Segment(s). If “None” is shown above, no Rider restrictions apply to the Bitcoin Segment(s).

Dollar Cap Averaging (“DCA”) Restrictions

The Bitcoin Segment(s) is not available under the DCA Program.

RIDER CHARGE

There is no additional charge for this Rider. However, please refer to your Contract, including the Rider Specification section above, the Data Pages, and any other applicable Rider(s) for fees that may apply to your Contract.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

[	[

Mark Pearson,	Kurt W. Meyers
Chief Executive Officer]	Chief Legal Officer and Secretary]

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